Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

February 21, 2025

Robert Babula

John Cannarella

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Form 20-F for the Fiscal Year ended June 30, 2024
File No. 001-34409

Dear Mr. Babula and Mr. Cannarella:

In response to the comments set forth in your letter dated February 14, 2025, we are writing to supply additional information on the Form 20-F for the fiscal year ended June 30, 2024.

Form 20-F for the Fiscal Year ended June 30, 2024

Note 6 – Loans to Third Parties, page F-23

1. We understand from your disclosure that your loans to third parties are mainly used for short-term funding to support your external business partners, and bear interest ranging from 6 to 15.6 percent. We note that you had 209 million RMB of loans to third parties as of June 30, 2024, which appears to have required a material deployment of capital, and we see that you had 23 million RMB of interest income during 2024, which had a material impact on your statement of operations.

Please address the following points.

•	Identify and describe your relationships with such external business partners, to include clarifying whether these are suppliers, customers, or serve in some other capacity, explain your reasons for providing the funding, and clarify the extent to which the balance relates to each category of partners.

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•	With regard to any short-term funding provided to customers, please explain to us how this arrangement has been considered in evaluating the recoverability of accounts receivable and estimating the allowance for doubtful accounts.

Response: From fiscal 2021 to fiscal 2024, the Company raised in excess of $50 million through a series of private placement and registered direct offerings. The net proceeds from these offerings were initially held in the Company’s bank checking accounts, as they had not yet been allocated to specific projects or retained for future projects. In order to optimize the return on these otherwise idle funds, the Company strategically deployed a portion of its capital through short-term loans to creditworthy third parties. This resulted in the generation of additional interest income for the Company, and all the while, maintaining liquidity and minimizing risk exposure.

The Company’s external partners subject to such lending fall into three distinct categories:

•	Fully Independent Third Parties: These are arm’s-length transactions with unrelated entities, primarily in high-margin sectors such as supply chain finance. Such transactions require regular review and approval by the Company’s board of directors.
•	Customers/Suppliers: Loans to certain long-term partners are provided to strengthen long-term commercial relationships and support their working capital needs. Such transactions require regular review and approval by the Company’s board of directors.
•	Strategic Partner: This partner is an entity currently collaborating with the Company on an ongoing long-term industrial park operation project, which aligns with our strategic focus on sustainable infrastructure development. Loans to these partners carry an interest rate of 6% and are tied to milestone-based agreements. Such financial transactions are not a frequent occurrence, and each one requires the special approval of the Company’s board of directors.

The Company holds no equity ownership or controlling interest in any of these partners.

As of June 30, 2024, the outstanding loan balance of RMB208.9 million is allocated as follows:

Partner Category	Percentage	Interest Rate	Note
Fully Independent Third Parties	94.4%	6%–12% (except for a RMB2 million loan bearing a monthly rate of 1.3%)	With a focus on securing short-term interest income, investments are made in selected companies from supply chain finance and high-margin emerging industries. These companies possess strong liquidity and can afford relatively substantial financing cost.
Strategic Partner	3.8%	6%	The short-term loan is used to supplement the partner’s working capital. The Company is negotiating with the partner on the methods and amounts of cooperation for the future construction and development of an industrial park project and has a full understanding of the specific situation of the project and its future cash flow generating ability. The funds and interest are recoverable.
Customers	1.8%	8%	Unsecured; supports customer’s working capital needs.

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Loans to fully independent third parties and customers and suppliers are typically repaid within 12 months and are classified as current assets.

With respect to loans to customers and suppliers, because the industry in which the Company operates is capital intensive and therefore always high demands for advance payments for working capital, the Company from time to time will lend money to or borrow money from suppliers or customers for short-term working capital. During fiscal year 2024, the Company collaborated with a customer to jointly serve an oil company and participated in certain projects together. This customer has a strong ability to secure orders and often subcontracts a portion of these orders to the Company. In order to support the working capital needs of the customer, the Company granted an unsecured loan of RMB3.6 million, taking into account the customer’s longstanding operational track record and positive reputation in the local markets. As of the reporting date, the loan was outstanding and not yet due.

With regard to the short-term funding provided to the customer, the Company generally evaluates the amount and term of the loan, as well as what the Company has known about the customer’s income, business history and creditworthiness. As the amount of this short-term loan is well below the average income level of the customer and the ongoing contracts that the customer has, we believe that the principal and interest on this loan will be recovered on a timely basis and the Company has not provided for any allowance for this amount.

The Company’s interest income of RMB23 million for FY2024 was mainly derived from three sources: (1) 30.6% (RMB7.0 million) from low-risk bank deposits and structured financial instruments, reflecting the temporary placement of capital awaiting project deployment; (2) 68.6% (RMB15.7 million) from loans to fully independent third parties in high-margin sectors at interest rates ranging from 6% to 12%. The majority of this interest income is in line with the Company’s strong growth in fundraising and its strategy to generate incremental returns on idle capital during the pre-approval phase of its new chemical recycling projects, while maintaining liquidity and mitigating risk through rigorous credit assessment and collateral requirements; and (3) 0.6% (RMB0.14 million) from short-term unsecured loans to a customer in support of joint services to some oil industry client.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

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